

April 4, 2008

Via U.S. Mail and facsimile at (212) 403-2309

David A. Katz
Wachtell, Lipton Rosen & Katz
51 West 52nd Street
New York, New York 10019-6150

Re: Office Depot, Inc.
DEFA14A filed March 31, 2008
File No. 1-10948

Dear Mr. Katz:

We have reviewed your filings and have the following comments.

1. We note that you have not filed a form of the Notice of Internet Availability of Proxy Materials as required by Rule 14a-16(i). Please file the required material.

2. Please note that it appears that your proxy statement filed under the EDGAR header tag DEFA14A on March 24, 2008 should have been filed under the EDGAR header tag DEFR14A. Please advise.

DEFA14A filed March 28, 2008

3.   You must characterize each statement or assertion of opinion or belief as such, and you must have a reasonable basis for each such opinion or belief. You should not issue any insupportable statements. Support for opinions or beliefs should be self-evident, disclosed in the soliciting materials or provided to the staff on a supplemental basis, with a view toward disclosure. We cite the following examples of statements or assertions in the soliciting materials that require both supplemental support and recharacterization as statements of belief or opinion:

- "He's destroyed a lot of Wealth."
- "You seem to be a serial killer of public companies through operating losses and equity dilution."
- "Multiple sources attributed Mars Music's failure to a fundamentally flawed business plan that mixed excessive spending with unrealistic goals."

<u>Other</u>

In connection with responding to our comments, please provide, in writing, a statement from each participant and filing person, as appropriate, acknowledging that:

- the participant or filing person is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the participant or filing person may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

* * * *

Please furnish a cover letter with your responses to our comments and provide any requested supplemental information. Please understand that we may have additional comments after reviewing any amendments to your filings and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision.

Please direct any questions to me at 202.551.3345.

Sincerely,

Michael Pressman
Special Counsel
Office of Mergers and
Acquisitions